Ecolution Power Company



ANNUAL REPORT

251 Little Falls Dr.

Wilmington, DE 19808

(239) 227-7032

https://www.ecolutionpower.com/

This Annual Report is dated May 15, 2026.

BUSINESS

Company Overview

Ecolution Power Company ("the Company") was formed in Delaware on June 9th, 2020. The Company plans to further develop, design, manufacture, and commercialize proprietary technology it licenses from Ecolution kWh, LLC ("the LLC"), a Limited Liability Company formed in Delaware on May 15th, 2020, for the purposes of enabling vehicles, rolling stock, and other transportation systems to convert mechanical energy into electric energy for use or storage in batteries. For that purpose, the LLC and the Company have entered into a certain Patent and Know-How License Agreement (please see "Basis of Consolidation" note for further information). The Company has developed and patented a technology referred to as the Module Active Response System ("MARS") technology. The Company's MARS technology captures kinetic energy from moving train cars and truck trailers and converts it into electrical power. The primary initial application of the technology is in the cold-chain logistics market, where it is designed to replace diesel-powered generator sets used in refrigerated trailers, reducing fuel consumption, operating costs, and emissions.

The electricity generated by the system is stored and can be used to power onboard equipment or deployed into microgrids, building energy systems, or the central electric grid. The Company intends to expand the use of the technology across additional transportation and distributed energy applications over time.

Related Corporate Entity

The Company is the operating entity for developing and commercializing certain proprietary technology owned by Ecolution kWh, LLC, formed in Delaware on May 15th, 2020 ("the LLC"). The LLC was formed solely to develop and hold proprietary technology and is principally owned and managed by the Company's Co-Founder and Angel Investor, Craig Bouchard; CEO and Board Director, Johanne Gabriel Medina Then and, CTO and Board Director, Johnny Then Gautier. Since 2020, the Company has had a worldwide perpetual license to exploit the technology commercially.

The Company's Licensed IP

The company's IP portfolio includes nineteen patents: six in the U.S., one in China, two in Japan, one in German, one in South Africa, one in Nigeria, one in the UK, one in Russia, one in Canada, one in Australia, one in Brazil, one in Mexico, and one in Saudi Arabia.

The global patent categories are as follows: Module Active Response System (MARS) and Supplemental Energy Generation and Storage for Trains.

Our first patent application (MARS) has been awarded seven patents: four in the US, one in China, one in Japan and one in Germany. The only patent pending in this category is the patent in the Republic of Korea.

The Supplemental Energy Generation and Storage for Trains PCT filing was completed in September 2020. By November 2020, we received the first positive opinion from PCT that all twenty-one claims pertaining to power generation in moving trains would be granted. So far, the US, South Africa, Nigeria, UK, Russia, Japan, Canada, Australia, Brazil, Mexico, and Saudi Arabia have granted the patents. Patents are pending in Korea and Hong Kong.

Previous Offerings

Name: Class B Common Stock - JCS Investment
Type of security sold: Equity
Final amount sold: $0.08
Number of Securities Sold: 7,218
Use of proceeds: R&D and Opex
Date: December 23, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class C Common Stock - JCS Investment
Type of security sold: Equity
Final amount sold: $200,000.00
Number of Securities Sold: 62,500
Use of proceeds: R&D and Opex
Date: October 24, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock - BVG Fund One LP
Type of security sold: Equity
Final amount sold: $2,000,000.00
Number of Securities Sold: 625,000

Use of proceeds: R&D and Opex
Date: October 24, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock - BVG Fund One LP
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 25,000
Use of proceeds: R&D and Opex
Date: April 30, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Class C Common Stock – Paragon PR LLC
Type of security sold: Equity
Final amount sold: $45,000.00
Number of Securities Sold: 14,061
Use of proceeds: R&D and Opex
Date: October 21, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class C Common Stock – StartEngine Investors
Type of security sold: Equity
Final amount sold: $599,748.00
Number of Securities Sold: 178,618
Use of proceeds: R&D and Opex
Date: October 24, 2023
Offering exemption relied upon: Regulation CF

Name: Class C Common Stock – StartEngine Capital LLC
Type of security sold: Equity
Final amount sold: $14,075.68
Number of Securities Sold: 4,497
Use of proceeds: R&D and Opex
Date: October 24, 2023
Offering exemption relied upon: 506(c)

Name: Class C Common Stock – Jason Troilo
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 3,750
Use of proceeds: R&D and Opex
Date: August 14, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock – Pantek Partners Advisors, LLC
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 9,023
Use of proceeds: R&D and Opex
Date: February 27, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock – Melissa Ashurst
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 12,500
Use of proceeds: R&D and Opex
Date: February 27, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock - BVG Fund One LP
Type of security sold: Equity
Final amount sold: $7.60
Number of Securities Sold: 68,576
Use of proceeds: n/a
Date: December 03, 2021
Offering exemption relied upon: n/a

Name: Class B Common Stock - BVG Fund One LP
Type of security sold: Equity
Final amount sold: $2.80
Number of Securities Sold: 25,265
Use of proceeds: n/a

Date: October 06, 2022
Offering exemption relied upon: n/a

Name: Class B Common Stock - BVG Fund One LP
Type of security sold: Equity
Final amount sold: $3.60
Number of Securities Sold: 32,483
Use of proceeds: n/a
Date: July 10, 2023
Offering exemption relied upon n/a

Name: Class B Common Stock - BVG Fund One LP
Type of security sold: Equity
Final amount sold: $0.80
Number of Securities Sold: 7,218
Use of proceeds: n/a
Date: April 30, 2024
Offering exemption relied upon n/a

Name: Class B Common Stock - BVG Fund One LP
Type of security sold: Equity
Final amount sold: $4.80
Number of Securities Sold: 43,311
Use of proceeds: n/a
Date: May 15, 2022
Offering exemption relied upon: n/a

Name: Class C Common Stock – Paragon PR LLC
Type of security sold: Equity
Final amount sold: $517,500.00
Number of Securities Sold: 161,718
Use of proceeds: R&D and Opex
Date: July 25, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock – Marcela Segal
Type of security sold: Equity
Final amount sold: $150,000.00

Number of Securities Sold: 37,500
Use of proceeds: R&D and Opex
Date: November 18, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock – Marcela Segal
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 7,500
Use of proceeds: N/A
Date: November 18, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock – Barry Cooper
Type of security sold: Equity
Final amount sold: $5,000.00
Number of Securities Sold: 1,350
Use of proceeds: R&D and Opex
Date: May 13, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock – Xiao Yan Chen
Type of security sold: Equity
Final amount sold: $25,000.00
Number of Securities Sold: 6,000
Use of proceeds: R&D and Opex
Date: May 30, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock – Barry Cooper
Type of security sold: Equity
Final amount sold: $10,000.00
Number of Securities Sold: 2,700
Use of proceeds: R&D and Opex
Date: June 23, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock – Xiao Yan Chen
Type of security sold: Equity
Final amount sold: $75,000.00
Number of Securities Sold: 18,750
Use of proceeds: R&D and Opex
Date: October 5, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock – Xiao Yan Chen
Type of security sold: Nonqualified Stock Option (NSO)
Term: 5 years
Exercise $: $5.00/share
Final amount sold: $0.00
Number of Securities Sold: 40,000
Use of proceeds: N/A
Grant Date: October 21, 2025
Expiring Date: October 21, 2030
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock – M. Renwick Severance
Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 4,000
Use of proceeds: R&D and Opex
Date: November 14, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock – Bret Hunley
Type of security sold: Grant
Final amount sold: $0.00
Number of Securities Sold: 6,000
Use of proceeds: R&D and Opex
Date: November 22, 2025
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results - 2025 Compared to 2024

Financial Report 2025

Revenue

The Company generated approximately $500 in revenue during 2025 from its first commercial trial deployment of the MARS Electric Genset Minimum Viable Product ("MVP"). The commercial trial represented an important operational milestone validating the Company's technology under real-world transportation and cold-chain logistics conditions.

Cost of Sales

The Company did not incur material cost of sales during 2025, as operations remained primarily focused on research, development, validation, and early-stage commercialization activities.

Gross Margin

The Company did not generate material gross margin during 2025 due to its early-stage commercialization status and limited revenue-generating activities.

Expenses

The Company's operating expenses consist primarily of compensation and benefits, marketing and advertising expenses, professional service fees, patent and intellectual property costs, research and development expenses, stock-based compensation, and travel-related expenses.

During 2025, total operating expenses decreased by approximately $387,448 compared to 2024. Advertising and marketing expenses increased by approximately $5,835 compared to the prior year. General and administrative expenses decreased by approximately $349,774, primarily driven by reductions in independent contractor compensation and other operating activities.

Research and development activities slowed during portions of 2025 due to capital constraints, contributing to an approximate $63,812 reduction in related expenses compared to the prior year. Stock-based compensation expense also decreased by approximately $71,092 during 2025.

Additionally, during 2025, the Company recognized approximately $121,261 in impairment charges associated with the abandonment of certain patent applications and patent families due to insufficient capital to continue prosecution and maintenance activities related to those filings.

Management believes that operating expenses incurred during this stage of development are consistent with those expected of an early-stage clean technology company advancing from product development toward commercialization. The Company remains focused on managing expenditures prudently while positioning the business for future growth, commercialization, and scaling opportunities.

Historical Results and Cash Flows

Net cash used in operating activities decreased by approximately $137,841 during 2025 compared to 2024. The decrease was primarily attributable to reductions in marketing expenses, professional service fees, patent-related expenditures, research and development activities, and travel-related costs.

Net cash used in investing activities increased by approximately $5,051 during 2025, primarily due to the capitalization of certain existing and newly filed global patent applications and related intellectual property expenditures.

Net cash provided by financing activities decreased by approximately $185,393 during 2025 compared to the prior year, primarily due to reduced capital raising activity and lower proceeds received from financing transactions.

The Company expects to continue pursuing additional financing opportunities to support ongoing operations, commercialization initiatives, scaling efforts, and future growth objectives.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash balance of $19,302.00. [*The Company intends to raise additional funds through equity financing.*]

Debt
Creditor: Note Payable To Related Party
Amount Owed: $89,305.00
Interest Rate: 4.0°/o
Maturity Date: December 31, 2026
This note is not secured; however, it has a default rate equal to the interest rate plus 5%. As of December 31, 2025, the total ending principal balance of this note was $71,562, with accrued interest totaling $17,743.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Johanne Gabriel Medina Then

Johanne Gabriel Medina Then's current primary role is with the Issuer. Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Principal Accounting Officer, and Board Director
Dates of Service: April 2020 - Present
Responsibilities: Johanne's role as the CEO is to execute the company's vision and strategy. I currently take a salary of
$0.00 per year.

Name: Johnny Then Gautier

Johnny Then Gautier's current primary role is with the Issuer. Positions and offices currently held with the issuer:

Position: Chief Technology Officer, Board Director
Dates of Service: April 2020 - Present
Responsibilities: Johnny leads the efforts to continue developing the technology, filing new patents for existing and new technologies, and leading the engineering teams to develop our MARS technology. I currently take a salary of $0.00 per year.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10°/o of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Melva LLC (100% Owned and Managed by Johnny Then-Gautier)
Amount and nature of Beneficial ownership: 1,082,772
Percent of class: 27.18%

Title of class: Class A Common Stock
Stockholder Name: Bouchard l0S (100% Owned and Managed by Craig T. Bouchard)
Amount and nature of Beneficial ownership: 918,551
Percent of class: 23.06%

Title of class: Class A Common Stock
Stockholder Name: Ignito Enterprises LLC (100% Owned and Managed by Johanne G. Medina Then)
Amount and nature of Beneficial ownership: 940,207
Percent of class: 23.60%

Title of class: Class A Common Stock
Stockholder Name: Brown Venture Group Fund One LP
Amount and nature of Beneficial ownership: 650,000
Percent of class: 15.69%

RELATED PARTY TRANSACTIONS

Name of Entity: Craig T. Bouchard
Relationship to Company: Co-Founder & Angel Investor
Nature / amount of interest in the transaction: Mr. Bouchard provided a loan to the Company for $101,562.41. There are three promissory notes: Promissory Note 1 on 7/1/2020 for $75,562.41, Promissory Note 2 on 11/02/2020 for $25,000.00 and Promissory Note 3 on 7/06/2021 for $1,000.00.

Material Terms: In June 2020, the Company's Board determined that it would be in the Company's best interest to borrow money from its Chairman up to $150,000. In 2020 and 2021, the Company entered into three promissory note agreements with the Chairman for a total principal amount of $101,562 with interest rates of 4% and maturity dates in December 2026. These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. As of December 31, 2025, the total ending principal balance of these notes was $71,562, with accrued interest totaling $17,743.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Class C Common Stock.

Class A Common Stock

The amount of security authorized is 4,000,000 with a total of 3,984,111 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 600,000 with a total of 528,428 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Class C Common Stock

The amount of security authorized is 650,000 with a total of 425,144 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

There are no material rights associated with Class C Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company

transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares, or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we,11 "us,11 "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, purchasing any of the Class C Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to retain an illiquid investment indefinitely. Each investor in the Company

should consider all of the information provided to such potential investor regarding the Company and the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit while still attracting business. Any valuation is difficult to assess The Company established the valuation for the offering. Unlike listed companies valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class C Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note you purchase cannot be resold for one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor, 11 as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are few established markets for these securities, and there may never be one to facilitate their resale. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the clean energy technology industry. However, that may never happen or at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit to support our working capital requirements as we grow. Although interest rates are low, obtaining credit on favorable terms is still a challenging environment. If we cannot receive credit when needed, we could be forced to raise additional equity capital, modify our growth plans, or take other action.

Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value due to this additional dilution. In addition, even if the equity is not priced lower, adding more investors would decrease your ownership percentage. If we cannot find additional investors willing to provide capital, then we may choose to cease our sales activity. In that case, our intellectual property could be the only asset remaining to generate a return on your investment. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series occasionally with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely more favorable than your investment terms and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team regarding the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and based on management's best estimate of the probable results of our operations. They will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in the prototype phase and might never be operational products It is possible that an operational product will never exist or that the product will never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our MARS Trailer. Delays or cost overruns in the development of our MARS technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, manufacturing difficulties, design changes, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class C Common Stock an investor buys has no voting rights. This means you will have no rights to dictate how the Company will be run. You trust management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of our company's creditors have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and, therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it cannot get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to several risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. However, investors whose subscriptions have already been accepted will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will gain traction in the marketplace at a faster rate than our current products. However, it is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies with products on the market and/or various product development programs. They may have better financial means, marketing/sales, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products we created will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities ECOLUTION POWER COMPANY was formed on JUNE 9TH, 2020. Accordingly, the Company has a limited history upon which its performance and future prospects can be evaluated. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and encounters competitors. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Since its inception, ECOLUTION POWER COMPANY has incurred a net loss and limited revenues. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have not yet generated any profits ECOLUTION POWER COMPANY was formed on JUNE 9TH, 2020. Accordingly, the Company has a limited history upon which its performance and future prospects can be evaluated. Our current and proposed operations are subject to all business risks associated with new enterprises.

These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and enters competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Since its inception, ECOLUTION POWER COMPANY has incurred a net loss and limited revenues. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns twelve (12) patents, one (1) trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, such as patents, trademarks, copyrights, Internet domain names, and trade secrets, may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain.

Competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, the Company's value will likely be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to prosecute a multi-year litigation with an uncertain outcome successfully or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse implications for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we cannot enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may be unable to locate or attract qualified individuals for such positions when needed. We may also make hiring mistakes, which can be costly regarding resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we cannot attract, hire, and retain the right talent or make too many hiring mistakes, our business will likely suffer from not having the right employees in the correct positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products depends on outside government regulations such as the DOT (Department of Transportation, FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change, and if they do, the sale of products may no longer be in the Company's best interest. At such point, the Company may no longer want to sell the product, so your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will unacceptably perform them. We may experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. Disrupting these key or other suppliers' operations could materially and adversely affect our business. As a result, our reliance on third parties and their performance could adversely impact your investment. The Company may undergo a future change that could affect your investment. The Company may change its business, management, or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may adversely affect your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the Company's best interests. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may invest in this offering. The amount raised will be reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 15, 2026.

Ecolution Power Company

By /s/_____

Name: Ecolution Power Company
Title: Chief Executive Officer

Exhibit A
FINANCIAL STATEMENTS

Ecolution Power Company (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited)

Years ended December 31, 2025.

CEO CERTIFIED REVIEW REPORT

I, Johanne Gabriel Medina Then, the Chief Executive Officer of Ecolution Power Company hereby certify that the financial statements of Ecolution Power Company and notes thereto for the periods ending December 31, 2024 (Unaudited), and December 31, 2025 (Unaudited), included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information that will be reported on our federal income tax returns.

Ecolution has not yet filed its federal tax return for 2025.

Management evaluated the accompanying consolidated statement of financial position of Ecolution Power Company, Inc. as of December 31, 2025, and 2024, and the related consolidated income statement, statement of changes in stockholder's equity, and statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

Management conducted the evaluation in accordance with standards generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of May 15th, 2026.

Chief Executive Officer

May 15th, 2026

Consolidated Statement of Financial Position
Unaudited

		As of December 31,		
		2025		**2024**
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	19,302	$	107,959
Prepaid Expenses		0		2,222
Deferred Offering Costs		59,742		59,742
Total Current Assets	$	79,044	$	169,923
Non-Current Assets				
Intangible Assets: Website, Patents, net of Accumulated Amortization		231,605		328,655
Total Non-Current Assets	$	231,605	$	328,655
TOTAL ASSETS	$	310,649	$	498,578
LIABILITIES AND SHAREHOLDER'S DEFICIT				
Liabilities				
Current Liabilities				
Account Payable		334,766		279,733
Total Current Liabilities	$	334,766	$	279,733
Long-term Liabilities				
Accrued Interest - Related Pary		17,743		14,873
Notes Payable - Related Party		71,562		71,562
Total Long-Term Liabilities	$	89,305	$	86,435
TOTAL LIABILITIES	$	424,071	$	366,168
SHAREHOLDERS' DEFICIT				
Common Class A Stock, par value $0.0001; 4,000,000 shares authorized; 3,984,111 issued and outstanding, as of December 31st, 2025	$	71	$	69
Common Class B Stock, par value $0.0001; 600,000 shares authorized; 528,428 issued and outstanding, as of December 31st, 2025		3		1
Common Class C Stock, par value $0.0001; 650,000 shares authorized; 425,144 issued and outstanding, as of December 31st, 2025		40		40
Common Stock Subscription Receivable		(18)		(18)
Additional Paid in Capital		4,651,610		4,486,614
Future Equity Obligations (SAFE Notes)		-		-
Accumulated Deficit		(4,765,128)		(4,354,295)
Total Shareholders' Deficit	$	(113,422)	$	132,411
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$	310,649	$	498,578

Consolidated Income Statement
Unaudited

		As of December 31,		
		2025		2024
Revenue	$	500.00	$	-
Cost of Revenue		-		-
Gross Profit	$	500.00	$	-
Operating Expenses				
Advertising and Marketing	$	13,740	$	(7,905)
General and Administrative		120,068		469,842
Research and Development		109,992		173,804
Amortization		10,851		6,358
Total Operating Expenses	$	254,651	$	642,099
Operating Income/(Loss)	$	(254,151)	$	(642,099)
Other Expenses				
Depreciation		2,550		2,550
Stock Compensation		30,000		101,092
Interest Expense		2,870		2,870
Loss on Abandonment of Patent Applications		121,261		-
Total Other Expense	$	156,681	$	106,512
Net Income/(Loss)	$	(410,833)	$	(748,611)

Consolidated Statement of Cash Flows
Unaudited

		As of December 31,	
OPERATING ACTIVITIES		**2025**	**2024**
Net Income/(Loss)	$	(410,833) $	(748,611)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation & Amortization		13,401	8,908
Issuance of SAFEs for Services		-	-
Discount on Conversion of SAFEs		-	-
Changes in operating assets and liabilities:			
Accounts Receivable, Net of Allowance		- $	34,006
Prepaid Expenses		2,222	22,394
Deferred Offering Costs		-	-
Other Current Assets		-	8,438
Accounts Payable		55,033	196,848
Other Current Liabilities		-	-
Total Asjustments to reconcile Net Income to Net Cash provided by operations:	$	70,657 $	270,594
Net Cash provided by (used in) Operating Activities	$	(340,176) $	(478,017)
INVESTING ACTIVITIES			
Intangible Assets		83,649	(78,598)
Net Cash provided by (used by) Investing Activities	$	83,649 $	(78,598)
FINANCING ACTIVITIES			
Future Equity Obligations (SAFE Notes)		-	-
Notes Payables - Related Party		2,870	2,870
Issuance of Common Stock, Net of Offering Costs		165,000	350,393
Net Cash provided by (used by) Financing Activities	$	167,870 $	353,263
Net Cash increase (decrease) for period		(88,657)	(203,352)
Cash at the beginning of period		107,959	311,311
Cash at end of period	$	19,302 $	107,959

Consolidated Statement of Changes in Shareholders' Equity (Deficit)
Unaudited

	Common A Shares		Common B Shares		Common C Shares		Common A Shares		Common Stock Subscription Receivable	APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount				
Ending Balance 12/31/2024	3,961,361 $	68.8	512,378 $	1.43	425,144 $	40	1,000,000 $	- $	(18) $	4,486,614 $ $	(4,354,295) $	132,412
Issuance of Common Stock	22,750 $	2.28	16,050 $	1.61								4
Additional Paid in Capital									$	164,996		164,996
Net Income (Loss)											(410,833)	(410,833)
Ending Balance 12/31/2025	3,984,111 $	71	528,428 $	3	425,144 $	40	1,000,000 $	- $	(18) $	4,651,610 $ $	(4,765,128) $	(113,421)

Ecolution Power Company
Notes to the Unaudited Financial Statements December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ecolution Power Company ("the Company") was formed in Delaware on June 9th, 2020. The Company plans to further develop, design, manufacture, and commercialize proprietary technology it licenses from Ecolution kWh, LLC ("the LLC"), a Limited Liability Company formed in Delaware on May 15th, 2020, for the purposes of enabling vehicles, rolling stock, and other transportation systems to convert mechanical energy into electric energy for use or storage in batteries. For that purpose, the LLC and the Company have entered into a certain Patent and Know-How License Agreement (please see "Basis of Consolidation" note for further information). The Company has developed and patented a technology referred to as the Module Active Response System ("MARS") technology. The Company's MARS technology captures kinetic energy from moving train cars and truck trailers and converts it into electrical power. The primary initial application of the technology is in the cold-chain logistics market, where it is designed to replace diesel-powered generator sets used in refrigerated trailers, reducing fuel consumption, operating costs, and emissions.

The electricity generated by the system is stored and can be used to power onboard equipment or deployed into microgrids, building energy systems, or the central electric grid. The Company intends to expand the use of the technology across additional transportation and distributed energy applications over time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Consolidation

The Company analyzed its business relationship with the LLC under the guidance in ASC 810, "Consolidation", and has determined that the LLC is a variable interest entity (VIE) due to the fact that the Company is the primary beneficiary of the LLC's patents and trade secrets and is commonly controlled. As such, the consolidated financial statements include the financial results of the LLC.

In September 2020, the Company entered into a perpetual, irrevocable, world-wide, and exclusive license agreement with the LLC for its technology, which the Company may sublicense to other entities. The Company shall pay the LLC a non-refundable royalty of 3% of net sales of all licensed products and services. Furthermore, the Company shall pay the LLC an additional 3% of any and all sublicensing revenue generated by entities that were granted the right to sublicense all or any of the Company's licensed rights to the licensed products and services.

All significant intercompany accounts and transactions have been eliminated at consolidation. Amongst these transactions were the licensing fees incurred by the Company and paid to the LLC in the respective amount of $7,500 and $10,900 as of December 31, 2025, and 2024, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. The Company had a consolidated cash balance of $19,302 and $107,959 as of December 31, 2025, and 2024, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepaid Expenses

The Company recognizes prepaid expenses related to patent annuities and insurance premiums that provide benefits for a period of time extending past the reporting period. These prepaid expenses are being amortized to each respective expense over the applicable periods as the related services are provided. As of December 31, 2025, and 2024, the remaining balance of prepaid expenses amounted to $0 and $2,222, respectively.

Intangible Assets

The Company's intangible assets consist of a corporate website and are recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 3 years. The ending balance of this asset was $0 and $2,550 as of December 31, 2025, and 2024, respectively.

Additionally, the Company follows the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the costs incurred in connection with the registration of patents. The Company capitalizes costs incurred in connection with the registration and defense of patents for intellectual property. This cost is capitalized and amortized only once the patent is granted and is amortized over the life of the patent. Management periodically reviews capitalized fees for any potential impairment. The Company currently has eleven patents that have been awarded across several countries consisting of the United States, China, Germany, Nigeria, Russia, Japan, Canada, and Saudi Arabia. During 2025, six patents were granted in the United States, Japan, South Africa, Australia and Brazil. The life of those patents ranges from 10-20 years and, once a patent is issued, the Company amortizes the cost of the issued patent using a straight-line method over the remaining life. As of December 31, 2025, and 2024, the Company has capitalized a total cost of $251,605 and $335,736 have accumulated amortization totaling $20,483 and $9,632, respectively.

Intangible Assets (Continued)

During 2025, the Company determined that certain patent applications and patent families would no longer be actively pursued due to insufficient financial resources to continue the prosecution and maintenance process associated with such applications. Accordingly, the Company recognized impairment charges related to the abandonment of certain capitalized patent application costs associated with its intellectual property portfolio. The abandoned patent applications included portions of the MARS Anti-Slip patent family and MARS Magnetic

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

patent family, both associated with global Patent Cooperation Treaty ("PCT") filings, resulting in impairment charges of approximately $26,641 and $14,592, respectively. In addition, certain jurisdictional filings associated with the MARS Train patent family, including ARIPO, EUIPO, China, United Arab Emirates, and Indonesia filings, were abandoned, resulting in an impairment charge of approximately $65,797. The Company also abandoned the Continuation Drum-Brake application associated with the MARS Original patent family, resulting in an impairment charge of approximately $14,231. Total impairment charges recognized during 2025 related to abandoned patent applications were approximately $121,261. The abandonment of these patent applications was primarily the result of funding limitations and strategic resource allocation decisions and does not reflect technological failure of the Company's underlying intellectual property platform or remaining patent portfolio.

In addition, the Company continues to actively pursue and maintain certain domestic and international patent applications associated with its MARS technology platform. As of December 31, 2025, pending patent applications remained active within the MARS Original patent family in Korea. The Company also maintained active pending applications associated with the MARS Train patent family in India, Korea, Mexico, and Hong Kong. Capitalized costs associated with these pending patent applications continue to be recorded as intangible assets until such applications are either granted, abandoned, or otherwise determined to be impaired based on future facts and circumstances.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development

For the fiscal year, Research and Development ("R&D") expenses primarily related to the continued advancement, completion, and validation of the Company's first Minimum Viable Product ("MVP"), also referred to as the MARS Electric Genset prototype. During 2025, the Company successfully completed development activities and commercial road testing of the MVP, including five commercial operating trips servicing

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Walmart and Fresh Point, a Sysco company. These operational deployments validated the functionality, efficiency, and commercial viability of the Company's MARS technology under real-world transportation and cold-chain logistics conditions. As a result of these activities, the Company generated its first revenues associated with the deployment and testing of the MVP platform. The incurred R&D expenses represent the Company's continued investment in technology development, product validation, safety, and commercialization readiness. Following the successful completion and validation of the MVP, the Company is transitioning its focus toward go-to-market execution and broader commercialization initiatives for its MARS technology platform.

Equity Based Compensation

In 2020, the Company authorized its Ecolution Power Company 2020 Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. Awards may be granted in the form of Stock Options, Restricted Stock Awards, or Restricted Stock Units ("the Awards). A total of 15% of shares of Class B Common Stock shall be available at all times for the grant of Awards under the Plan. In August and September of 2020, the Company granted a total of 234,600 (as adjusted for the stock split) shares of Class B Common Stock in the form of Restricted Stock Awards. These Awards were granted with par values of $0.0001 and fair market values of $0.01 per share for a total of $0.65. Of the total 234,600 (as adjusted for the stock split) Restricted Stock Awards, 18,046 (as adjusted for the stock split) vested immediately at grant date, and 216,554 (as adjusted for the stock split) shall vest at a rate of three

Equity Based Compensation (Continued)

and one-third (3-1/3) upon the one-year anniversary of grant date, and then ratably over the next 24 months until fully vested. All stock awards were fully vested as of December 31, 2023.

In July of 2023, the Board determined that it was in the best interests of the Corporation to affect a 1-for-360.92377 stock split of its shares as discussed in detail in Note 6, below.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Earnings Per Share

Due to the multiple stock splits during the reported periods, the cost per share of certain transactions has been significantly adjusted. The first stock split was a 1-for-10 reverse split completed in April of 2022, followed by a second 1-for-360.92377 reverse split in July of 2023. These adjustments have substantially altered the share structure and the associated cost per share figures.

Earnings Per Share (Continued)

For instance, the original cost per share, adjusted for the aforementioned splits, amounts to approximately $0.0001108 per share. For the purposes of these financial statements, this value has been rounded to $0.0001 per share, in line with our policy to present figures that are both meaningful and practical for our users' understanding. The impact of these stock splits has been retroactively applied to all share and per share information presented in the financial statements to ensure comparability across periods. This approach aligns with U.S. GAAP requirements for reflecting changes in share count and structure in a manner that is clear and consistent for the users of the financial statements.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2025 and 2024, the Company had loans payable to its Angel investor. Please refer to Note 5 - "Liabilities & Debt" for detailed information.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES & DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE)

Through December 31, 2023, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. In some of the agreements, the investor has the right to future equity in the Company in the same class and series of shares issued in an equity financing event equal to the SAFE purchase price divided by the discount price. Certain versions of the Simple Agreement for Future Equity (SAFE) issued by the Company grant investors the option to convert their investment into shares of the Company's stock upon specific triggering events. These triggering events include an equity financing, liquidity event or a dissolution event. These conversion rights allow for the conversion into Class A Common Stock, which carries voting rights, or Class B Common Stock, which is non-voting, or Class C Common Stock, which is non-voting. The discount price means the lowest price per share of the Stock sold during an equity

NOTE 5 – LIABILITIES & DEBT (CONTINUED)

financing event multiplied by 20%. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price during a qualified liquidity event at a 20% discount. The agreements are not subject to a valuation cap. Furthermore, the Company has granted certain SAFE investors the opportunity to subscribe for and purchase a limited number of shares of Class B Common Stock for a purchase price of $0.0001 per share. These investors were required to pay the Company this subscription amount along with their original SAFE purchase price. In December 2021, a SAFE investor subscribed to 68,576 shares of Class B Common Stock for a total purchase price of $0.76. During 2022, two SAFE investors subscribed to 7,218, 43,311, and 25,265 shares of Class B Common Stock for a total purchase price of $0.08, $4.80 and $2.80 respectively.

During 2023, the Company issued three additional SAFE agreements under the same terms as noted above for a total of $550,000 and granted one of the SAFE investors the opportunity to subscribe for and purchase a limited number of shares of Class B Common Stock for a purchase price of $0.0001108 per share. This investor was required to pay the Company the subscription amount along with their original SAFE purchase price. The SAFE investor subscribed to a total of 32,483 shares of Class B Common Stock for a total purchase price of $3. Payment for the shares has not been received, and the receivable amount is classified as a subscription receivable.

Due to the equity financing that occurred in 2023 in connection with the Regulation Crowdfunding campaign, all SAFE investments automatically converted to 625,000 shares of Class A Common Stock and 238,279 shares of Class C Common Stock with a total conversion value of $3,453,125. Of this amount, $2,762,500 was the actual conversion of the SAFE investments which were made and an additional $690,625 was recorded as an interest expense to recognize the discount at conversion of 20%.

Note Payable to Related Party

In June 2020, the Company's Board determined that it would be in the Company's best interest to borrow money from its Related Party up to $150,000. In 2020 and 2021, the Company entered into 3 promissory note agreements with the Related Party for a total principal amount of $101,562 with interest rates of 4% and maturity dates in December 2026. These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. During 2022, the Company repaid $30,000 towards the principal balance and a total principal balance of $71,562 remained as of December 31, 2025, and 2024. Further, these loans had an accrued interest balance of $17,743 and $14,873 as of December 31, 2025, and 2024, respectively.

NOTE 5 – LIABILITIES & DEBT (CONTINUED)

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2023	-
2024	-
2025	-
2026	71,562
2027	-
Thereafter	-

Accrued Professional Fees and Development Obligations

As of December 31, 2025, the Company had outstanding accrued obligations to certain vendors and related parties associated with legal, intellectual property, engineering, and prototype development activities. Although no formal financing or loan agreements were executed with certain service providers, the Company incurred obligations in the ordinary course of business in support of the development and commercialization of its MARS technology platform and Minimum Viable Product ("MVP") prototype.

The Company had approximately $154,251 outstanding and payable to legal counsel, substantially all of which related to patent prosecution, intellectual property filings, and related intellectual property protection activities, with approximately $6,514 associated with general legal services. Additionally, the Company had approximately $148,446 outstanding and payable to an engineering firm that assisted in financing and supporting the development of the Company's MVP MARS prototype platform.

Further, during 2024, a Company founder advanced approximately $24,000 to support MVP prototype development and related operating activities. Such amounts were recorded as related-party obligations within liabilities on the accompanying balance sheet.

Management intends to satisfy these obligations through future financing activities, operational cash flows, strategic partnerships, or other negotiated arrangements with the respective parties.

NOTE 6 – EQUITY

Capital Structure

Upon incorporation, the Company authorized 1,000 shares of Common Stock with a par value of $0.0001 per share. In July of 2020, the Company amended its articles of incorporation and authorized 1,000 shares of Class A Common Stock and 1,000 shares of Class B Common Stock with a par value of $0.0001, each. Shares of Class A Common Stock are voting, and shares of Class B Common Stock are non-voting.

In April 2023, the Board determined that it was in the best interests of the Corporation to effect a 1-for-10 stock split of its shares of Class A Common Stock (voting), par value $0.0001 per share ("Class A Common Stock"), and Class B Common Stock (non-voting), par value $0.0001 per share ("Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"), in the form of a 1,000% stock dividend (the "Stock Split"); in order to provide sufficient authorized and unissued shares of Common Stock to affect the Stock Split. The Board determined that it is in the best interests of the Corporation to amend the Certificate of Incorporation of the Corporation to increase the number of authorized shares of Class A Common Stock from 1,000 to 20,000 and the number of authorized shares of Class B Common Stock from 1,000 to 20,000.

In July of 2023, the Board authorized and executed a written consent and the Company filed three amendments to its articles of incorporation to create a non-voting Class C Common Stock and authorize 650,000 shares to become available for issuance. Further, it was authorized that the Company complete a stock split of 1 to 360.92397 of Class A Common Stock and Class B Common Stock. To provide sufficient authorized and unissued shares to affect this stock split, the Board has declared that it is in the Company's best interest to amend its Certificate of Incorporation to increase the number of authorized shares of Class A and Class B Common Stock to the respective amounts of 3,900,000 and 509,000 shares. All shares of Common Stock have a par value of $0.0001.

Class A Common Shareholders shall be entitled to one vote per share, and Class B and Class C Common Shareholders shall not be entitled to vote. Both classes of shares shall be identical in all other respects. Any and all distributions shall be made at such times and in such amounts as determined by the Board of Members to the Shareholders on a pro rata basis in accordance with their shares. Right, obligations, preferences and limitations have not been established by the LLC.

In July of 2023, Aligned with this proposed increase, the Board decided to ratify its Equity Incentive Plan to provide for 483,638 shares of Class B Common Stock to be readily available for the grant of awards (please see "Equity Based Compensation" note for further information).

NOTE 6 – EQUITY (CONTINUED)

Capital Structure (Continued)

As of December 31, 2021, there were 3,266,362 (as adjusted for the stock split) shares of Class A Common Stock and 375,361 (as adjusted for the stock split) shares of Class B Common Stock issued and outstanding.

In 2022, the Company sold 75,794 shares of Class B Common Stock at a price per share of $.04 for total proceeds of $7. The cash has not been received for that sale as of December 31, 2023, and the amount receivable is recorded as a subscription receivable for both years ending 2023 and 2022.

In 2023, the Company sold 32,483 shares of Class B Common Stock at a price per share of $.0001108 for total proceeds of $3. The Company also raised investment capital via a Regulation Crowdfunding campaign in which it sold 149,937 shares of Class C Common Stock at a price per share of $4 for total proceeds of $599,748. The Company issued 32,341 shares of Class C Common Stock as a bonus in connection with the sale of its equity. This resulted in a discount on the sale of shares totaling $114,724. Further, as a commission payment in connection with its Regulation Crowdfunding campaign, the Company issued 4,497 shares of Class C Common Stock having a value of $17,988 and recognized as an offering cost. The Company incurred an additional $66,599 in offering costs in connection with the sale of equity and these are recognized as offering costs.

In 2023, the Company also triggered the conversion of SAFE investments to 625,000 shares of Class A Common Stock and 238,279 shares of Class C Common Stock with a total conversion value of $3,453,125. Please refer to Note 5 – "Liabilities and Debt" for detailed information on the conversion.

During 2024, the Company issued various classes of common stock in connection with equity financing activities, investor incentives, and equity grants. The Company issued 3,750 shares of Class C Common Stock as bonus shares related to its crowdfunding investor program. The Company also issued 7,218 shares of Class B Common Stock at a price per share of approximately $0.0001104 for aggregate proceeds of approximately $0.80.

Additionally, the Company issued equity grants consisting of 9,023 shares and 12,500 shares of Class B Common Stock for services and compensation-related purposes. The Company further issued 25,000 shares of Class A Common Stock for aggregate cash proceeds of approximately $100,000 and issued an additional 45,000 shares of Class A Common Stock for aggregate cash proceeds of approximately

NOTE 6 – EQUITY (CONTINUED)

$150,000. The Company recorded the par value of the issued shares to Common Stock and the excess of proceeds over par value to Additional Paid-In Capital within stockholders' equity.

During 2025, the Company continued to issue equity securities in connection with financing activities and equity-based compensation arrangements. The Company issued 1,350 shares of Class B Common Stock for aggregate cash proceeds of approximately $5,000, 6,000 shares of Class B Common Stock for aggregate cash proceeds of approximately $25,000, and 2,700 shares of Class B Common Stock for aggregate cash proceeds of approximately $10,000.

Additionally, the Company issued a grant of 6,000 shares of Class B Common Stock for compensation and service-related purposes. The Company also issued 18,750 shares of Class A Common Stock for aggregate cash proceeds of approximately $75,000 and 4,000 shares of Class A Common Stock for aggregate cash proceeds of approximately $20,000. The Company recorded the par value of issued shares to Common Stock and the excess of proceeds or fair value over par value to Additional Paid-In Capital within stockholders' equity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 7, 2026, the date these financial statements were available to be issued.

In January 2026, the Company completed the design phase of its PREGEN platform, establishing the foundation for scalable production and commercialization of its MARS technology platform. The PREGEN milestone follows the Company's development progression from bench testing, prototype development, and Minimum Viable Product ("MVP") commercial trials toward future Generation 1 ("GEN 1") product deployment, for which preliminary design activities have also been completed.

In February 2026, the Company completed its updated business plan and business model and began transitioning from its bridge financing round toward a planned Series A financing round intended to support commercialization activities.

The Company also identified key execution team members to support commercialization initiatives. Near-term operational objectives include expansion of commercial trials and pilot programs with prospective customers, initial scaled commercial deployments, and the formalization of manufacturing and assembly partnerships.

NOTE 7 – SUBSEQUENT EVENTS (CONTINUED)

During February 2026, the Company issued 5,000 shares of Class A Common Stock for aggregate cash proceeds of approximately $20,000. Additionally, during January 2026, the Company granted shares of Class B Common Stock for compensation and service-related purposes consisting of grants of 5,000 shares, 7,250 shares, 1,300 shares, 12,000 shares, 2,000 shares, 1,400 shares, 3,000 shares, 1,250 shares, and 4,372 shares.

In March 2026, the Company received patent grants associated with its Mexico and United Kingdom patent filings related to the Company's MARS technology platform.

In April 2026, the Company issued 1,000 shares of Class C Common Stock for aggregate cash proceeds of approximately $5,000. In May 2026, the Company issued an additional 2,000 shares of Class C Common Stock for aggregate cash proceeds of approximately $5,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/ or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. During the next twelve months, the Company intends to finance its operations with remaining funds as of 12/31/2025 and from Bridge Round to Series A equity financing launched on October 1st, 2025. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.